03014707

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR – 3 2003
WASH. D.C. 181

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30544

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___Jan. 1, 2002___ AND ENDING ___Dec. 31, 2002___
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goldman Lass Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 South Broadway

_____
                                                  (No. and Street)

Yonkers	NY	10701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry Lass   914-969-8080
_____
                                                                    (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paul R. Gaynes, CPA
_____
                                (Name — if individual, state last, first, middle name)

54 Sunnyside Blvd.	Plainview	NY	11803
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED
MAR 2 0 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2



OATH OR AFFIRMATION

I, ___Barry Lass_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Goldman Lass Securities Inc._____, as of ___Dec. 31_____, ~~19~~ 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

Barry Lass
                                   Signature
President
                                   Title

Lena Boroff
Notary Public
LENA L. BOROFF
Commissioner of Deeds
For the City of Yonkers
Term Expires ___2/28/03___

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

GOLDMAN LASS SECURITIES, INC.

DECEMBER 31, 2002

PAUL GAYNES
CERTIFIED PUBLIC ACCOUNTANT

PAUL GAYNES, CPA

54 SUNNYSIDE BOULEVARD, PLAINVIEW, NEW YORK 11803
516/349-1331

INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors of
Goldman Lass Securities, Inc.
Yonkers, New York

I have audited the accompanying statement of income of Goldman Lass Securities, Inc. as of December 31, 2002, the related statements of income, statement of cash flows, statement of changes in stockholders' equity for the year then ended and the supplementary information thereto. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Goldman Lass Securities, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PAUL GAYNES, CPA

Plainview, NY
February 5, 2003

PAUL GAYNES
CERTIFIED PUBLIC ACCOUNTANT

PAUL GAYNES, CPA

54 SUNNYSIDE BOULEVARD, PLAINVIEW, NEW YORK 11803
516/349-1331

To the Officers and Directors of
Goldman Lass Securities, Inc.
Yonkers, New York

.Gentlemen

In planning and performing my audit of the financial statements of Goldman Lass
Securities, Inc. for the year ended December 31, 2002, I considered its internal control
structure, including procedures for safeguarding securities, in order to determine my
auditing procedures for the purpose of expressing my opinion on the financial statements
and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission, I have
made a study of the practices and procedures (including tests of compliance with such
practices and procedures) followed by Goldman Lass Securities, Inc. that I considered
relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations
of aggregate indebtedness (or aggregate debits) and net capital rule under rule 17-a-3(ii)
and the reserve required by rule 15-c(e);(2) in making the quarterly securities
examinations, counts, verifications and comparisons, and the recordation of differences
required by rule 17a-13; (3) in complying with the requirements for prompt payment for
securities under Section 8 of Regulation T of the Board of Governors of the Federal
Reserve System; and (4) in obtaining and maintaining physical possession or control of
all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal
control structures and the practices and procedures referred to in the preceding paragraph.
In fulfilling this responsibility, estimates and judgments by management are required to
assess the expected policies and procedures and of the practices and procedures referred
to in the preceding paragraph and to assess whether those practices and procedures can be
expected to achieve the Commissions above-mentioned objectives. Two of the objectives
of an internal control structure and the practices and procedures are to provide
management with reasonable, but not absolute assurance that assets for which the
Company has responsibility are safeguarded against loss from unauthorized use or
disposition and that transactions are executed in accordance with management's
authorization and recorded properly to permit preparation of financial statements in
conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

Further, that no material differences existed between my computations and of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part II filing.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchanges Act of 1934 and should not be used for any other purpose.

Very truly yours,

PAUL GAYNES, CPA

Plainview, New York
February 5, 2003

INDEX TO THE FINANCIAL STATEMENTS

OF

GOLDMAN LASS SECURITIES, INC.

GOLDMAN, LASS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

Exhibit A

ASSETS

Cash	$	243,052
Receivable from brokers or dealers		149,959
Receivable from customers		383,191
Investment in securities-At market value		3,547
Other assets		12,389
TOTAL ASSETS	$	792,138

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Payable to customers	$	340,326
TOTAL LIABILITIES	$	340,326

STOCKHOLDERS' EQUITY

Common stock	$ 3,000	
Paid in capital	53,709	
Retained earnings	395,103	
TOTAL STOCKHOLDERS' EQUITY		451,812
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY		$ 792,138

The accompanying notes are an integral part of this statement.

GOLDMAN, LASS SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

Exhibit B

REVENUES

Commissions		$ 16,465
Net loss on firm securities trading		(953)
Interest & dividend income		29,482
TOTAL REVENUES		$ 44,994

EXPENSES

Rents & utilities	$ 3,324	
Telephone	1,261	
Travel & Auto	425	
Dues, subscriptions & assessments	6,355	
Office supplies	5,337	
Professional Fees	11,050	
Insurance	8,978	
Interest expense	832	
Other expenses	30,525	
Commissions	3,450	
Promotion	257	
Total Expenses		71,794
NET LOSS		$ (26,800)

The accompanying notes are an integral part of this statement.

GOLDMAN, LASS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Exhibit C

CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss $(26,800)
    Adjustments to reconcile net income to net cash:
        Decrease in securities-At market value   54,597
        Decrease in receivable from customers   106,032
        Decrease in payable to customers   (59,366)
        Increase in receivable from brokers   (75,819)

        Total Adjustments $ 25,444

NET CASH FLOWS FROM OPERATING ACTIVITIES $ (1,356)

NET DECREASE IN CASH & CASH EQUIVALENTS $ 1,356

CASH & CASH EQUIVALENTS-DECEMBER 31, 2001   244,408

CASH & CASH EQUIVALENTS-DECEMBER 31, 2002 $ 243,052

The accompanying notes are an integral part of this statement.

GOLDMAN, LASS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

Exhibit D

	COMMON STOCK	PAID IN CAPITAL	RETAINED EARNINGS	STOCKHOLDER EQUITY
BALANCES-DECEMBER 31, 2001	$3,000	$53,709	$421,903	$478,612
LOSS 2002			(26,800)	(26,800)
BALANCES-DECEMBER 31, 2002	$3,000	$53,709	$395,103	$451,812

The accompanying notes are an integral part of this statement.

GOLDMAN, LASS SECURITIES, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2002

Exhibit E

N
O
N
E

The accompanying notes are an integral part of this statement.

GOLDMAN, LASS SECURITIES, INC.
COMPUTATION OF NET CAPITAL
UNDER S.E.C. RULE 15c3-1
AS OF DECEMBER 31, 2002

Schedule 1

NET CAPITAL COMPUTATION

CREDIT FACTORS
Common stock	$ 3,000
Paid in capital	53,709
Retained earnings	395,103
Total Credit Factors	$ 451,812

DEBIT FACTORS
Other assets	$12,389	
Haircuts on securities	1,500	
Total Debit Factors		13,839

NET CAPITAL $ 437,973

Less: Capital requirements greater of $250,000
Or 6 2/3% of aggregate indebtedness $ 250,000

REMAINDER: NET CAPITAL IN EXCESS OF
ALL REQUIREMENTS $ 187,973

Capital Ratio: (Maximum allowance 1500%)
* Aggregate indebtedness $ 340,326

$$\frac{\$ 340,326}{\$ 437,973} = 78\%$$

* Aggregate indebtedness
Payable to customers $ 340,326

Less: Customers reserve deposits -0-

AGGREGATE INDEBTEDNESS $ 340,326

6 2/3% OF AGGREGATE INDEBTEDNESS $ 22,700

The accompanying notes are an integral part of this statement.

GOLDMAN, LASS SECURITIES, INC.
DETERMINATION OF RESERVE REQUIREMENT UNDER
RULE 15c3-3 AND INFORMATION RELATING TO THE
POSSESSION AND CONTROL REQUIREMENTS
AS OF DECEMBER 31, 2002

Schedule 2

1. Free credit balances & other balances
   in customers' securities accounts $ 87,085

TOTAL CREDITS $ 87,085

3. Debit balances in customers' cash &
   margin accounts excluding unsecured
   accounts & accounts doubtful of collection   379,359

EXCESS TO TOTAL DEBITS OVER TOTAL CREDITS $ 292,274

AMOUNT HELD ON DEPOSIT IN RESERVE BANK
   ACCOUNTS   2,597

AMOUNT REQUIRED TO BE HELD IN
   RESERVE BANK ACCOUNT   -0-

ADDITIONAL DEPOSIT REQUIRED   -0-

The accompanying notes are an integral part of this statement.

GOLDMAN, LASS SECURITIES, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2002

Schedule 2A

Net capital per focus Report-X-17A-5 Part II	$ 438,660
Adjustments decreasing net capital:	
Correction of retained earnings &	
valuation of securities	(687)
NET CAPITAL PER AUDIT REPORT	$437,973

The accompanying notes are an integral part of this statement.

Schedule 3

Reconciliation is not required. The Focus Report is identical to the auditor's report.

The accompanying notes are an integral part of this statement.

GOLDMAN, LASS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Goldman, Lass Securities, Inc. is a New York State corporation formed for the purpose of conducting business as a clearing/broker dealer in securities.

Securities transactions (and the related commission revenue and expenses) are recorded on a settlement date basis, generally the fifth business day following the transaction date.

Other items, such as open trades are not yet recorded because of terms of delivery and contingencies of a reasonably definite nature, would make no material change in the foregoing position.

NOTE 2 – INCOME TAXES

No provision has been made for income taxes, as the company's stockholder has elected that the company be treated as an "S" corporation according to the provision of federal and state corporation income tax codes.